Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Quarter 2021 Unaudited Financial Results

Gross margin recovered to 21.2% from 14.3% a year ago

Net income attributable to ordinary shareholders increased significantly, by 367.4% year-over-year

GUANGZHOU, China, August 25, 2021 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operating Highlights

•	Net revenues reached RMB1,658.9 million (US$256.9 million), compared to RMB1,684.4 million for the second quarter of 2020.
•	Gross margin was 21.2%, compared to 14.3% for the second quarter of 2020.
•	Net income attributable to ordinary shareholders of the Company increased by 367.4% to RMB46.1 million (US$7.1 million) from RMB9.9 million for the second quarter of 2020.
•	Non-GAAP net income attributable to ordinary shareholders of the Company [1] increased by 44.9% to RMB59.5 million (US$9.2 million) from RMB41.1 million for the second quarter of 2020.
•

Number of cumulative household users reached approximately 5.9 million, compared to approximately 5.6 million as of the end of the first quarter of 2021 and approximately 4.2 million as of the end of the second quarter of 2020.

•	Percentage of household users with at least two connected products reached 20.7%, compared to 20.4% as of the end of the first quarter of 2021 and 19.0% as of the end of the second quarter of 2020.

“We optimized the product portfolio for certain categories in the second quarter and increased sales of new products with higher gross margins, further enhancing our business operations and improving overall gross margin and profitability,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

“We have been working to develop a 5G IoT home structure, which integrates a technology framework, sensors, AI algorithms, 5G IoT chip modules, smart hardware and cloud storage. This structure encourages further implementation of our one-stop IoT home solutions, providing our users with smart home appliances, smart home devices and software services across home scenarios.”

[1]

“Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included elsewhere in this press release.

“We officially announced our ‘trending technology’ branding strategy, which is underscored by our products, channel operations and marketing. With respect to product research and development, we continued to focus on AI applications and innovation to support our ‘AI: Helpful’ product strategy. Following the successful April debut of a series of new products including the EROx mineral water purifier, the Alpha 2 Plus premium sweeper robot, and Space, our all-direction air conditioner, we recently launched our Super Pro 1200G water purifier, our Cross 2 X1 AI-enabled range hood, and other new AI products with technology upgrades. Many of these cutting-edge products are leading industry consumption trends,” added Mr. Chen.

“We also implemented our ‘larger store, better merchant’ channel strategy. We have collaborated with high-quality merchants with strong store operation experience to open larger experience stores and improve store image. These larger stores provide users with more comprehensive, scenario-based experiences and services, enhancing our ‘trending technology’ brand image. We have established 4S and 5S flagship experience stores encompassing over 200 square meters and 300 square meters, respectively in Henan, Hubei, Gansu, Liaoning and other provinces to offer sales, installation and after-sale services. Furthermore, this channel strategy promotes bundled sales, decreases customer acquisition cost and drives our overall offline market growth.”

“We are reaching more diverse consumer groups with our omnichannel marketing tools and branding efforts. We invited one of China’s top celebrities to become our product spokesperson, enhancing our brand recognition among younger generations. To target more consumers in cities, we collaborated with Focus Media and Xinchao Media to advertise in around 100 major cities across the nation, as well as three top domestic airline magazines to increase our exposure to high-end consumers. We also strengthened our new channel marketing on social media including Douyin and Little Red Book through short-form videos and key opinion leader (KOL) livestreaming. We expect our efforts in product innovation, channel optimization and branding activities to strengthen our ‘trending technology’ brand positioning as well as grow our customer base.”

“The overseas expansion of our sweeper robot business is progressing in line with our planning. In addition to our previous coverage in more than 10 countries in Europe, Asia and Australia, we began selling units in India, Saudi Arabia, Thailand and North European countries in the second quarter. Our products were launched on U.S. Amazon in August, marking our official entry into the North American market. We will continue to expand globally and begin development of the self-operating mode in the second half of 2021. Furthermore, our product pipeline includes a series of new sweeper robot products for both domestic and overseas markets. In addition to our automatic dust collection and UV disinfection technologies, we are making great strides with lidar and obstacle avoidance technology upgrades.”

“We are committed to becoming the leading one-stop IoT home solutions provider. Looking into the second half of the year, we will continue to improve our products through AI innovation, execute our ‘larger store, better merchant’ channel enhancement strategy, and strengthen our ‘trending technology’ branding. With the ongoing development of home smartification in China, we remain confident in our ability to capitalize on opportunities and deliver long-term growth, as well as contribute positively to our consumers’ quality of life and the industry-wide intelligent transformation,” concluded Mr. Chen.

Second Quarter 2021 Financial Results

REVENUE

Net revenues decreased slightly by 1.5% to RMB1,658.9 million (US$256.9 million) from RMB1,684.4 million for the second quarter of 2020, and increased by 43.0% compared to the same period of 2019. The slight year-over-year decrease was primarily due to (i) sales decreases in water purifiers and small appliances, resulting from the product portfolio adjustment for margin expansion; and (ii) a high base effect during the same period of last year due to increased promotional activities after COVID-19 pandemic’s peak.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 7.9% to RMB1,146.3 million (US$177.5 million) from RMB1,062.3 million for the second quarter of 2020. The growth was primarily driven by sales increases in certain product series, particularly Viomi-branded sweeper robots and washing machines.

-

Home water solutions. Revenues from home water solutions decreased by 18.0% to RMB218.9 million (US$33.9 million) from RMB266.8 million for the second quarter of 2020. The decline was primarily due to a decrease in sales of Xiaomi-branded water purifiers, resulting from a product portfolio adjustment, though partially mitigated by the sales increases in Viomi-branded water purifiers. Due to the product portfolio adjustment in Xiaomi-branded water purifiers, the Company achieved year-over-year and quarter-over-quarter increases in the overall gross margin of home water solutions.

-

Consumables. Revenues from consumables increased by 18.2% to RMB102.2 million (US$15.8 million) from RMB86.5 million for the second quarter of 2020, primarily due to the increased demand for the Company’s water purifier filter products.

-

Small appliances and others. Revenues from small appliances and others decreased by 28.8% to RMB191.5 million (US$29.7 million) from RMB268.8 million for the second quarter of 2020, primarily due to continued product portfolio optimization for higher gross margin in this category.

GROSS PROFIT

Gross profit increased by 46.0% to RMB351.8 million (US$54.5 million) from RMB241.0 million for the second quarter of 2020. Gross margin increased to 21.2% from 14.3% for the second quarter of 2020, primarily driven by the Company’s efforts to shift the business and product mix toward higher gross margin products. This includes the increased revenue contribution from sales of new Viomi-branded water purifiers and sweeper robots, as well as cost control measures including technology upgrades and price lock and margin optimization across product lines.

OPERATING EXPENSES

Total operating expenses increased by 29.4% to RMB309.7 million (US$48.0 million) from RMB239.4 million for the second quarter of 2020, primarily due to the increase in selling and marketing expenses.

Research and development expenses increased by 9.1% to RMB66.2 million (US$10.3 million) from RMB60.7 million for the second quarter of 2020, mainly due to the increase in research and development experts and related salaries and expenses.

Selling and marketing expenses increased by 32.5% to RMB214.8 million (US$33.3 million) from RMB162.1 million for the second quarter of 2020, primarily attributable to an increase in advertising and marketing activities to enhance the Company’s branding and market recognition.

General and administrative expenses increased by 72.6 % to RMB28.8 million (US$4.5 million), compared to RMB16.7 million for the second quarter of 2020, primarily due to an increase of the estimated allowance for accounts and notes receivables, together with the low base effect of lease expenses, attributable to lease expense exemption policies in effect during the same period of last year due to COVID-19.

INCOME FROM OPERATIONS

Income from operations increased by 439.7% to RMB47.2 million (US$7.3 million) from RMB8.7 million for the second quarter of 2020.

Non-GAAP operating income2, which excludes the impact of share-based compensation expenses, increased by 51.7% to RMB60.6 million (US$9.4 million) from RMB40.0 million for the second quarter of 2020.

NET INCOME

Net income attributable to ordinary shareholders of the Company increased by 367.4% to RMB46.1 million (US$7.1 million) from RMB9.9 million for the second quarter of 2020.

Non-GAAP net income attributable to ordinary shareholders of the Company increased by 44.9% to RMB59.5 million (US$9.2 million) from RMB41.1 million for the second quarter of 2020.

BALANCE SHEET

As of June 30, 2021, the Company had cash and cash equivalents of RMB667.6 million (US$103.4 million), restricted cash of RMB21.5 million (US$3.3 million), short-term deposits of RMB66.5 million (US$10.3 million) and short-term investments of RMB393.8 million (US$61.0 million), compared to RMB504.1 million, RMB70.6 million, nil and RMB696.1 million, respectively, as of December 31, 2020.

OUTLOOK

For the third quarter of 2021, the Company currently expects:

-	Net revenues to be between RMB1.0 billion and RMB1.1 billion.

[2]

“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included elsewhere in this press release.

The Company expects the sales of Xiaomi-branded sweeper robots to decrease from the third quarter and the own-branded sweeper robot business to achieve faster growth, which will become one of the main categories.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, all of which are subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Wednesday, August 25, 2021 (8:00 p.m. Beijing/Hong Kong time on August 25, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (Toll Free):	800-289-0438
International:	+1 323-794-2423
Mainland China (Toll Free):	400-120-9101
Hong Kong (Toll Free):	800-961-105
Conference ID:	6252740

A telephone replay will be available two hours after the call until August 31, 2021 by dialing:

United States:	+1 888-203-1112
International:	+1 719-457-0820
Hong Kong:	+852 5808-3200
Mainland China:	400-120-1651
Replay Passcode:	6252740

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	504,108	667,573	103,394
Restricted cash	70,601	21,505	3,331
Short-term deposits	-	66,525	10,303
Short-term investments	696,051	393,788	60,990
Accounts and notes receivable from third parties (net of allowance of RMB9,246 and RMB21,327 as of December 31, 2020 and June 30, 2021, respectively)	427,352	362,899	56,206
Accounts receivable from a related party (net of allowance of RMB61 and RMB588 as of December 31, 2020 and June 30, 2021, respectively)	609,094	557,861	86,402
Other receivables from related parties (net of allowance of RMB9 and RMB159 as of December 31, 2020 and June 30, 2021, respectively)	88,038	148,949	23,069
Inventories	439,375	558,100	86,439
Prepaid expenses and other current assets	87,280	160,306	24,828
Long-term deposits-current portion	10,000	60,000	9,293

Total current assets	2,931,899	2,997,506	464,255

Non-current assets
Prepaid expenses and other non-current assets	19,803	24,496	3,794
Property, plant and equipment, net	72,436	94,917	14,701
Deferred tax assets	14,189	16,871	2,613
Intangible assets, net	7,681	9,161	1,419
Right-of-use assets, net	20,529	24,150	3,740
Land use rights, net	62,982	62,358	9,658
Long-term deposits-non-current portion	50,000	-	-

Total non-current assets	247,620	231,953	35,925

Total assets	3,179,519	3,229,459	500,180

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,001,371	1,102,055	170,687
Advances from customers	112,613	78,502	12,158
Amount due to related parties	124,192	5,852	906
Accrued expenses and other liabilities	335,488	318,689	49,359
Income tax payables	50,962	36,953	5,723
Lease liabilities due within one year	9,481	12,391	1,919
Total current liabilities	1,634,107	1,554,442	240,752

Non-current liabilities
Accrued expenses and other liabilities	3,400	4,941	765
Lease liabilities	11,693	12,549	1,944
Total non-current liabilities	15,093	17,490	2,709

Total liabilities	1,649,200	1,571,932	243,461

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,163,686 and 107,060,264 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,554,546 and 103,404,546 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	6	6	1
Treasury stock	(54,600)	(54,600)	(8,456)
Additional paid-in capital	1,278,004	1,316,951	203,970
Retained earnings	363,051	456,484	70,700
Accumulated other comprehensive loss	(59,384)	(65,161)	(10,092)

Total equity attributable to shareholders of the Company	1,527,083	1,653,686	256,124

Non-controlling interests	3,236	3,841	595

Total shareholders’ equity	1,530,319	1,657,527	256,719

Total liabilities and shareholders’ equity	3,179,519	3,229,459	500,180

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
Net revenues:
A related party	813,012	732,875	113,508
Third parties	871,352	926,029	143,424
Total net revenues	1,684,364	1,658,904	256,932

Cost of revenues (including RMB217,482 and RMB8,550 with related parties for the three months ended June 30, 2020 and 2021, respectively)	(1,443,402)	(1,307,072)	(202,440)

Gross profit	240,962	351,832	54,492

Operating expenses(1)
Research and development expenses (including RMB541 and RMB794 with a related party for the three months ended June 30, 2020 and 2021, respectively)	(60,670)	(66,188)	(10,251)
Selling and marketing expenses (including RMB21,338 and RMB36,029 with a related party for the three months ended June 30, 2020 and 2021, respectively)	(162,107)	(214,777)	(33,265)
General and administrative expenses	(16,665)	(28,770)	(4,456)

Total operating expenses	(239,442)	(309,735)	(47,972)

Other income, net	7,220	5,070	785

Income from operations	8,740	47,167	7,305

Interest income and short-term investment income, net	7,097	8,860	1,372
Other non-operating income, net	594	(402)	(62)

Income before income tax expenses	16,431	55,625	8,615

Income tax expenses	(6,114)	(9,210)	(1,426)

Net income	10,317	46,415	7,189

Less: Net income attributable to the non-controlling interest shareholder	460	341	53

Net income attributable to ordinary shareholders of the Company	9,857	46,074	7,136

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$

Net income attributable to the Company	9,857	46,074	7,136

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(839)	(9,873)	(1,529)

Total comprehensive income attributable to the Company	9,018	36,201	5,607

Net income per share attributable to ordinary shareholders of the Company
-Basic	0.05	0.22	0.03
-Diluted	0.05	0.21	0.03

Weighted average number of ordinary shares used in calculating net income per share
-Basic	208,944,742	209,501,303	209,501,303
-Diluted	214,963,969	222,349,581	222,349,581

Net income per ADS*
-Basic	0.14	0.66	0.10
-Diluted	0.14	0.62	0.10

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,648,247	69,833,768	69,833,768
-Diluted	71,654,656	74,116,527	74,116,527

*Each ADS represents 3 ordinary shares.

(1)	Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$

General and administrative expenses	6,410	1,934	299
Research and development expenses	22,945	7,677	1,189
Selling and marketing expenses	1,863	3,820	592

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$

Income from operations	8,740	47,167	7,305
Share-based compensation expenses	31,218	13,431	2,080

Non-GAAP operating income	39,958	60,598	9,385

Net income	10,317	46,415	7,189
Share-based compensation expenses	31,218	13,431	2,080

Non-GAAP net income	41,535	59,846	9,269

Net income attributable to the Company	9,857	46,074	7,136
Share-based compensation expenses	31,218	13,431	2,080

Non-GAAP net income attributable to the Company	41,075	59,505	9,216

Net income attributable to ordinary shareholders	9,857	46,074	7,136
Share-based compensation expenses	31,218	13,431	2,080

Non-GAAP net income attributable to ordinary shareholders	41,075	59,505	9,216

Non-GAAP net income per ordinary share
-Basic	0.20	0.28	0.04
-Diluted	0.19	0.27	0.04

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	208,944,742	209,501,303	209,501,303
-Diluted	214,963,969	222,349,581	222,349,581

Non-GAAP net income per ADS
-Basic	0.59	0.85	0.13
-Diluted	0.57	0.80	0.12

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,648,247	69,833,768	69,833,768
-Diluted	71,654,656	74,116,527	74,116,527

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.